Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ThrillSeeker Media Group, Inc.
44 W Flagler St, Ste 600
Miami, FL 33130
https://thrillseeker.media/

Up to $1,100,010.00 in Class A Common Stock at $7.50
Minimum Target Amount: $9,997.50

Company:

Company: ThrillSeeker Media Group, Inc.
Address: 44 W Flagler St, Ste 600, Miami, FL 33130
State of Incorporation: DE
Date Incorporated: July 21, 2021

Terms:

Equity

Offering Minimum: $9,997.50 | 1,333 shares of Class A Common Stock
Offering Maximum: $1,100,010.00 | 146,668 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $7.50
Minimum Investment Amount (per investor): $105.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

$105+ Invitation to private investor community on Discord

$1000+ A special thank you at the end of ThrillSeeker videos.

$2500+ Above perks + Video call with founder +2% bonus shares of Class A Common Stock

$5000+ Above perks + Invitation to TMG studio in Miami, FL. Travel and accommodation not included +5% bonus shares of Class A Common Stock

$10,000+ Above perks + 10% bonus shares of Class A Common Stock

All perks occur when offering is complete.

The 10% StartEngine Owners' Bonus

ThrillSeeker Media Group, Inc. will offer 10% additional bonus shares of Common Stock for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares of Common Stock which they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.50 / share, you will receive and own 110 shares of Common Stock for $750. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

ThrillSeeker Media Group, Inc. ("**TMG**") is a content production house and talent/marketing agency specializing in virtual reality ("**VR**"), augmented reality ("**AR**"), and mixed reality markets*. TMG is a recently formed Delaware corporation that will operate from Miami, Florida. The founder of TMG (aka"**Thrill**") has assigned his brand, ThrillSeeker™ to TMG and he will lead the company as its Chief Executive Officer.

ThrillSeeker is a well-recognized voice in the VR and AR industry and has risen to prominence by guiding consumers and businesses through the adoption curve of VR and AR technology, principally through creating content that informs hundreds of thousands of viewers on a weekly basis. Every day the TMG team challenges itself to create impactful content that improves the awareness, reports advancements in tech, use cases, and capabilities, and comments on trends including where they may lead.

TMG will immediately begin generating revenue through, among other things, the operation of the ThrillSeeker Youtube channel, multi-channel advertising, industry partner relationships, merchandise sales, and industry events (both online and offline). The TMG team is aggressively scaling its service offerings catered to a global community of VR and AR gamers, esports professionals and teams, tech influencers, and industry personalities in order to capitalize on this generational paradigm shift in entertainment.

*VR, AR, and mixed reality are commonly referred to in the collection as falling into the category of 'extended reality' or "XR". Reference throughout this Memorandum to 'VR and AR' or 'XR' will generally refer to the more encompassing category of extended reality unless specified otherwise.

Competitors and Industry

Industry

The Extended Reality market is valued at USD 26.05 Billion in 2020 and is expected to reach USD 463.7 Billion in 2026, registering a CAGR of over 62.67% during the forecast period (2021 - 2026). https://www.mordorintelligence.com/industry-reports/extended-reality-xr-market

More specifically, TMG operates in the market areas of media, marketing, entertainment, and talent management, and specifically tailors its business offerings to the VR and AR industry. Notably, VR content, by revenue, was the fastest-growing media segment across the globe in 2020 according to a recent study by the global accounting firm, PricewaterhouseCoopers.

Competition

TMG competes in all of its market areas with global brands like Wired, Vox Media, and CCA but its more direct competition is with independent content creators, influencers, and small agencies due to the nascent stage of the VR and AR industry. One example is Corridor Digital, which is an entertainment company that, among other things, produces the Node Youtube Channel. Node's content is gaming related and the channel has 3.27M subscribers on Youtube. While Node does release some VR and AR related videos, it's more of a general gaming channel. In contrast, TMG is hyper focused on the VR and AR industry.

Current Stage and Roadmap

Current Stage

ThrillSeeker is a globally recognized and award-winning personality and brand in the VR and AR space that has (at the time of filing this Form C) amassed:

- 50,000,000+ views of the ThrillSeeker Youtube Channel

- 400,000+ subscribers to the ThrillSeeker Youtube Channel

- 50,000+ followers on Twitch

- 30,000+ discord community members

TMG has taken assignment of the ThrillSeeker brand and, along with it, the revenue streams. While the business will be generating revenue, our aggressive expansion plans place TMG in the development phase of the Company's lifecycle.

Roadmap

Phase 1. Content Production Personnel. The largest existing bottleneck is the pace at which we can produce and publish content. Rapid advancements in the VR and AR industry have been the result of a relatively small number of key contributors and our first milestone is hitting our phase 1 hiring targets.

Phase 2. Talent Acquisition. With increased capacity, we will enter phase 2 of our roadmap where TMG will execute acquisitions of several industry influencers and influencer groups to expand the TMG brand and its industry coverage. Additionally, TMG will roll out its management services to a select group of external talent accounts to maintain exclusivity while analyzing market opportunities.

Phase 3. Event Production. Benefiting from the network effects arising from organic audience growth and strategic acquisitions, we will be ready for phase 3 when we leverage our position within the industry to coordinate and execute large-scale events, both in the virtual world and IRL. We have key insights into, and experience with, the scalability of virtual events, and phase 3 will bring together several of our value pillars in ways that are not possible today.

The Team

Officers and Directors

Name: Cody Alfar aka "ThrillSeeker"

Cody Alfar aka "ThrillSeeker"'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: August 18, 2021 - Present
  Responsibilities: As CEO, his responsibilities will include making all major company decisions, managing the development and execution of the company's services and products, recruiting other executive level personnel, and developing and executing the companies budget.

- **Position:** Director
  Dates of Service: August 18, 2021 - Present
  Responsibilities: Appoint executives, report to stockholders

Other business experience in the past three years:

- **Employer:** Sole Proprietor
  Title: Sole Proprietor
  Dates of Service: April 16, 2019 - Present
  Responsibilities: Produce content for and manage ThrillSeeker Youtube Channel and ThrillSeeker discord community. This includes content sourcing, capture, production, editing, and distribution, as well as brand relationships.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the AR industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class A Common Stock in the amount of up to $1,100,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, or some amount less than the maximum amount, it may have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Common Stock. In addition, if we need to raise more equity capital from the sale of Class A Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that certain revenue lines and services that we are developing may never be operationalized, or they may never be used to engage in transactions. It is possible that the failure to launch certain service offerings and products are the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only business plans for certain services, including our plans for XR events taking place virtually. Delays or cost overruns in the development of our management services or XR events and failure of the offerings to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in hiring, changes in the market, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class A Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have services and products on the market and/or various respective service and product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services and products earlier than us, or superior offerings than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

ThrillSeeker Media Group, Inc. was formed on July 21, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ThrillSeeker Media Group, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and minimal revenue in relation to its planned expenses. If you are investing in this company, it's because you think that ThrillSeeker Media Group, Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including content distribution, accounting, and legal work. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business.

As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ThrillSeeker Media Group, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ThrillSeeker Media Group, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Our results of operations may be negatively impacted by the coronavirus outbreak

In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and several countries initiated travel restrictions to and from China, among other places. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our service offerings and products. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

Our Independent Auditor's Report on our Financial Statements includes a "going concern" opinion

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before reaching profitable levels of revenue. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from this Offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

The Company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets

Our stockholders will be subject to a drag-along provision related to the sale of the Company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the Drag-Along Price or otherwise participate in the

Drag-Along Transaction even if they don't want to sell their shares at that price or participate in the Drag-Along Transaction. (For definitions of these terms, see our Bylaws.) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Cody Alfar	720,000	Class B Common Stock	100.0

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 146,668 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 5,000,000 with a total of 80,000 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

The Company has adopted an Equity Incentive Plan, under which it has allocated an additional 200,000 shares of Class A Common Stock of the Company to be issued as equity compensation. The amount outstanding does not assume these shares under the Equity Incentive plan will be exercised.

Pursuant to the Company's Bylaws, the holders of the shares of Class A Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions). Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors.

Class A Common Stock may be entitled to a vote upon the conversion of all Class B Common Stock into Class A Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 720,000 outstanding.

Voting Rights

Voting Rights: One vote per share of Class B Common Stock

Material Rights

Pursuant to the Company's Bylaws, the holders of the shares of Class B Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions). Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

If and when the board determines that it will designate preferred stock, the rights of those shares (including voting rights) would be determined by a Certificate of Designations.

Pursuant to the Company's Bylaws, the holders of the shares of Preferred Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed Liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions). Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

What it means to be a minority holder

As a minority holder of TMG of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $80.00
  Number of Securities Sold: 800,000
  Use of proceeds: Operations
  Date: August 18, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company is newly formed and has not yet started generating revenues. The Company has been assigned certain business assets that will be operationalized and, likely, result in the generation of revenue in the near future. The Company is, however, reliant on the proceeds of this offering to operate its business.

If TMG raises the maximum offering amount of $1,100,010, we believe the Company could operate for at least nine months without significant increases to revenue generation, provided, however, that we may need to raise additional capital depending on market conditions and the costs of executing our hiring plan and increasing our operational capacity.

If we raise less than the maximum offering amount, our runway would be reduced commensurately with the amount we raise. For example, if we raise only half of the maximum offering amount, we estimate we would be able to operate for between four and five months before needing to raise additional capital, or beginning to generate revenues.

Foreseeable major expenses based on projections:

The Company's primary expense is content production and distribution, the costs of which consists almost entirely of payroll expenses, fees for service providers, content capture equipment, and content editing equipment and software. Among other personnel, the Company will begin paying its CEO an annual salary of $80,000, and the Company's business plan contemplates significant increases to payroll and service provider costs within the next twelve months.

Future operational challenges:

Increasing viewership and market share in an increasingly crowded space is the Company's most immediate operational challenge. As described in our Roadmap, our current bottleneck is the pace at which we are able to release content. The XR industry has major developments on a regular basis and we need additional personnel to expedite our capture and editing process.

With greater operational capacity, our personnel will be able to focus on strengths, which will result in greater depth of coverage of the XR industry, higher volume of content, increase in organic growth, and higher revenues from advertising and brand partnerships.

Future challenges related to capital resources:

The market for personnel skilled in content capture and editing is competitive and costs of employing first class talent are significant. TMG will burn through significant capital while building out its capacity at the pace that is necessary to gain viewers and increase prominence in the XR industry.

TMG also plans to expand service offerings, which will include hiring executives, management, and operational personnel to stand-up new business lines.

Future milestones and events:

TMG's near term milestone will be increasing the number of creators that are distributing XR related content under the ThrillSeeker brand. This will significantly impact the scale of content production and the reach of the TMG brand. For more information about our specific milestones, please see "The Company and its Business – Current Stage and Roadmap.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has nominal cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

TMG will be generating revenue in the near term but will not be profitable while it scales up personnel and operational capacity.

The funds from this raise will be critical for the Company to execute its business plan, including hiring and increasing service offerings.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this raise are not necessary to the viability of the Company; provided, however, that the Company would not be able to execute on its business plan and would need to defer part or all of its hiring plans until contingency options could be developed and executed.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises only the Minimum Offering Amount of $10,000 in this raise, the Company expects that it could continue operations without any additional hires for at least nine months, however, this would significantly impact the business plan. The VR industry is in a high growth mode and the Company needs to increase capacity in order to remain competitive.

How long will you be able to operate the company if you raise your maximum funding goal?

If TMG raises the Maximum Offering Amount of $1,100,010 in this raise, the Company expects that it could continue operations for an additional eighteen months.

The Company plans to ramp up its burn rate as it hires additional personnel to expand its content creation and distribution and add additional service and product offerings. The Company believes its planned expansion will lead to profitability, however, it may become apparent that the Company needs to raise additional capital due to personnel costs, or general changes in market conditions.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As of the date of filing this Form C, the Company is pre-revenue. The Company will generate revenue from operations in the near term. The Company believes that its planned operations will lead to profitability, however, it may become apparent that the Company needs to raise additional capital due to personnel costs, or general changes in market conditions.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, is converted to common stock; and (ii) this does not include the 200,000 shares reserved for the company's employee stock option plan.

The Company's valuation was determined internally without a formal third-party independent evaluation and was based on our own assesment of the Company's current and future value. In formulating our valuation, we utilized a market penetration analysis and considered the following:

We incorporated the number of subscribers to the ThrillSeeker Youtube channel that was recently assigned to the Company and the expected performance from CPM revenue, merchandise sales, and brand partnerships in order to obtain a monthly recurring revenue rate and then annualized that amount. We then performed a discounted cash flow model based on an estimated growth curve that contemplates increased user base due to greater operational capacity, revenue from additional content creators operating under the TMG brand, and respective growth curves that track the general trajectory of the VR and AR industry (presuming approximately 30% yearly growth).

Use of Proceeds

If we raise the Target Offering Amount of $9,997.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  75.0%
  Employee payroll will be the primary use of funds if we reach our minimum funding goal, including a salary for the CEO, which will be approximately $80,000 per year.

- *Operations*
  21.5%
  In order to expand our capacity we need to purchase additional content capture equipment, including cameras, microphones, and lights. We will also use proceeds to outsource editing and video production services.

If we raise the over allotment amount of $1,100,010.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  75.0%
  Employee payroll and contractor compensation will be the primary uses of funds if we reach our maximum funding goal, including a salary for the CEO, which will be approximately $80,000 per year. The company will need to hire a significant number of staff for increased production capabilities and engage a number of outside contractors and vendors to provide services such as research, copyrighting, and content editing.

- *Operations*
  20.0%
  If we raise our maximum funding goal, we will use funds to purchase additional equipment including cameras, microphones, lights, and accessories. We will also purchase additional software licenses and content editing software for our new personnel. Additionally, we will have higher production costs associated with having additional personnel present during content capture sessions.

- *Research & Development*
  1.5%
  The VR & AR industry is very early in its development and we will use some of the proceeds of this raise for research and development related to the technological advancements in the industry. This will include purchasing new equipment and licenses to new software.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://thrillseeker.media/ (thrillseeker.media/annual report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/thrillseekermediagroup

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ThrillSeeker Media Group, Inc.

[See attached]

THRILLSEEKER MEDIA GROUP, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (JULY 21, 2021) TO AUGUST 18, 2021

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors of
Thrillseeker Media Group, Inc.
Miami, Florida

Opinion

We have audited the financial statements of Thrillseeker Media Group, Inc., which comprise the balance sheets as August 18, 2021, 2021, and the related statements of operations, stockholders' equity, and cash flows as of Inception (July 21, 2021) to August 18, 2021, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Thrillseeker Media Group, Inc.as of August 18, 2021, and the results of its operations and its cash flows for the period from Inception (July 21, 2021) to August 18, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Thrillseeker Media Group, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Thrillseeker Media Group, Inc.'s ability to continue as a going concern as of August 18, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Thrillseeker Media Group, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Thrillseeker Media Group, Inc.'s ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 23, 2021
Los Angeles, California

THRILLSEEKER MEDIA GROUP, INC.
BALANCE SHEET

As of Inception (July 21, 2021) to	August 18, 2021
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Inventory	-
Other current assets	-
Total current assets	-
Total assets	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Other current liabilities	-
Loans, current	-
Total current liabilities	-
Non-Current Liabilities:	
Loans	-
Total liabilities	-
STOCKHOLDERS' EQUITY	
Common Stock Class A, par value $0.00001 5,000,000 shares authorized, 80,000 issued and outstanding	1
Common Stock Class b, par value $0.00001 2,000,000 shares authorized, 720,000 issued and outstanding	7
Preferred Stock, par value $0.00001 1,000,000 shares authorized, 0 issued and outstanding	-
Subscription Receivable	(8)
Retained earnings/(Accumulated Deficit)	-
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ -

See accompanying notes to financial statements.

Inception (July 21, 2021)	August 18, 2021
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and adminstrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Income/(Loss) before provision for income taxes	-
Provision for income taxes	-
Net income/(Net Loss)	$ -

See accompanying notes to financial statements.

THRILLSEEKER MEDIA GROUP, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands, $US)	Class A Common Stock		Class B Common Stock		Preferred Stock		Subscription Receivable	Additional Paid In Capital	Accumulated Deficit	Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Inception date (July 21, 2021)	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock, A	80,000	1	-	-	-	-	(1)	-	-	-
Issuance of common stock, B	-	-	720,000	7	-	-	(7)	-	-	-
Issuance of preferred stock	-	-	-	-	-	-	-			
Net income/(loss)		-		-		-	-		-	-
Balance—August 18, 2021	80,000	$ 1	720,000	$ 7	-	$ -	$ (8)	$ -	$ -	$ -

See accompanying notes to financial statements.

THRILLSEEKER MEDIA GROUP, INC.
STATEMENTS OF CASH FLOWS

As of Inception (July 21, 2021)		August 18, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Inventory		-
Other current liabilities		-
Net cash provided/(used) by operating activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common stock		-
Net cash provided/(used) by financing activities		-
Change in cash		-
Cash—beginning of year		-
Cash—end of year	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Subscription Receivable	$	8.00

See accompanying notes to financial statements.

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

Thrillseeker Media Group, Inc., was formed on July 21, 2021 in the state of Delaware. The financial statements of Thrillseeker Media Group, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

ThrillSeeker Media Group is a full service production agency recognized as a leader in Virtual Reality, Mixed Reality and Gaming content. Our experience working with a gamut of brands makes us the perfect partner for organizations looking to directly reach a highly engaged, diverse audience of VR, AR, gaming and technology enthusiasts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its services.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 10, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 23, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DEBT

The company currently has no debt.

4.   SHAREHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 7,000,000 shares of our common stock, $0.00001 par value, 5,000,000 of which are designated "Class A Common Stock", 2,000,000 of which are designated "Class B Common Stock. As of August 18, 2021,

80,000 of Class A Common Stock and 720,000 of Class B Common Stock have been issued and outstanding for a value of $1 and $7 respectively.

Preferred Stock
We have authorized the issuance of 1,000,000 shares of Preferred Stock, $0.00001 par value per share. As of August 18, 2021, no preferred stock shares have been issued and outstanding.

5. RELATED PARTIES

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of August 18, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 23, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

ThrillSeeker Media Group
Exploring Alternate Realities



Website   📍 Miami, FL   GAMING

ThrillSeeker Media Group (TMG) is an entertainment company and production agency specializing in virtual reality content. TMG is the team behind the popular social influencer brand, ThrillSeeker. TMG's mission is to build an innovative community of VR and AR creators, influencers, and advertising partners.

$0.00 raised ⓘ

0 Investors	**$6M** Valuation
$7.50 Price per Share	**$105.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.1M Offering Max	**Reg CF** Offering

INVEST NOW

 This Offering is eligible for the **StartEngine Owner's 10% Bonus**

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Virtual Reality content is media's fastest-growing market, with a revenue of $1.8 billion in 2020, up 31.8% from 2019.

- ThrillSeeker's content on Youtube and Twitch has generated over 400 million impressions and half a million community members.

- With over 400,000 subscribers to its Youtube Channel, ThrillSeeker has become a recognized voice in the VR and AR industry, which has led to advertising revenue and collaborations with some of the biggest names in the extended reality industry.

Source

OVERVIEW ————

Leveraging the ThrillSeeker Brand to Become the Go-To Virtual Reality Media Agency

ThrillSeeker Media Group is a content producer and full service production agency recognized as a leader in Virtual Reality, Mixed Reality and Gaming content. TMG's experience working with a gamut of brands makes us an ideal partner for organizations looking to directly reach a highly engaged, diverse audience of VR, AR, gaming and technology enthusiasts.



TMG is supported by a team of forward-thinking creators, technologists, and storytellers that have forged a visceral connection with the gaming and VR communities. Millions of consumers, professionals, and tech enthusiasts trust TMG to deliver best-in-class news, reviews, stories, and entertainment in an authentic and digestible manner.

THE OPPORTUNITY

An Opportunity to Harness the Fast-Growing VR Market

The ThrillSeeker brand is a leader in the space of professional content covering virtual and augmented reality.. As VR and AR grow in popularity and adoption, so will the demand for quality content reporting on industry advancements, reviewing new hardware and software, and generally producing entertaining and relevant content.



Due to the nascent stage of the industry, ThrillSeeker is positioned to become one of the first media agencies focused on servicing the specific needs of VR creators, therefore providing the opportunity to benefit from being an early mover in a space with massive upside.

THE APPROACH

Building a Community of VR Creators, Influencers, and Advertising Partners

TMG's goal is to become the agency of choice for virtual reality content creators and influencers. Beyond reviews, updates, and content, TMG aims to create a platform for creators and influencers to engage, interact, and share their passions in this exciting new world.

The Business Model

The Business Model

TMG's business model will harness the power of multiple revenue streams. The ThrillSeeker brand generates advertising revenue on videos it produces through Google Adsense. Additional advertising deals yield further revenue per individual client through product placements and advertising spots. Finally, we also take in revenue from our Twitch channel and affiliate links (such as e.g. Amazon)

As TMG rolls out its offerings as a full-service media and advertising influencer agency, the team will leverage its position in the industry to connect high engagement content creators with advertising deals. TMG also has plans to host high quality virtual events with matching performing talent.

THE MARKET

A Major Brand in an Explosive Market

The VR market was worth [$1.8 billion in 2020](), up 31.8% from 2019. Currently, the market is in its early growth stage, giving TMG the opportunity to be at the ground level of a high growth market already worth billions.



Standalone and home VR headsets will be responsible for most of the installed base by 2025
Total VR units by category, 2016-2025 (mn)
40.0
20.0
0.0
VR USERS NOW
2021
2022
2023
2024
2025

The ThrillSeeker brand already generates nearly 400 million impressions per year on its Youtube channel alone. With this platform, TMG will have the ability to influence the industry, including technological advancements and bringing developments to the forefront of public awareness.

OUR TRACTION

Partnerships, Awards, and a Visionary Team

- All within the last 24 months, ThrillSeeker has gained 600 million impressions, over 50 million YouTube views, and 375K YouTube subscribers.
- The Thrillseeker brand has established relationships with the Discord community (30K members), Twitch, and AEXLAB VR Studio.
- ThrillSeeker was named the 2020 VR influencer of the year by Aixr and was also listed as one of HTC VIVE's top 100 VR influencers of 2021.

WHY INVEST

Building the Future of Virtual Reality

Entertainment

By getting into the VR space early, TMG aspires to make a large impact on the multi-billion industry as the leading VR media agency.

TMG's goal is to be the go-to media agency for VR and AR entertainment, from virtual spaces to concerts, live events, and more. Our mission is to connect developers with lucrative influencer opportunities to help grow the entire VR industry.

Virtual Reality is a new technology with limitless applications. In building this community, we are investing in the future of entertainment across film, cinema, events, gaming, and more.



In the Press



SHOW MORE

Meet Our Team



ThrillSeeker
CEO | Director
As a content producer and influencer for all things extended reality, ThrillSeeker is a recognized voice in the worlds of virtual and augmented reality. Using his background in video production and storytelling, ThrillSeeker transformed his passion for VR and AR tech into a brand with hundreds of thousands of followers, including through producing the ThrillSeeker Youtube Channel that has over 400,000 subscribers.



Xean Castro
Business Management Advisor
Early adopter of virtual reality technologies and extended reality enthusiast. Background in business management, customer success and retention, and years supporting logistics of the ThrillSeeker brand. Xean Castro works part-time as an advisor for the company currently.



Ethan Crank
Virtual Event Advisor
Virtual event coordinator and producer. Ethan was on the organizing and cooridation team for VRCon, which is one of the largest virtual events produced to date. Formerly a lead event coordinator for the virtual market team at Vket, which is a bi-annual virtual reality event. Ethan Crank works part-time as an advisor for the company currently.



Brad Lynch
Virtual Reality Technology Advisor
2018 VR Esports champion in Final Assault. Brad, as an early adopter to virtual reality tech and VR esports, has developed a deep understanding of virtual reality technology and advises the ThrillSeeker brand regarding industry advancements in hardware and software. Brad Lynch works part-time as an advisor for the company currently.



Offering Summary

Company	:	ThrillSeeker Media Group, Inc.
Corporate Address	:	44 W Flagler St, Ste 600, Miami, FL 33130
Offering Minimum	:	$9,997.50
Offering Maximum	:	$1,100,010.00
Minimum Investment Amount (per investor)	:	$105.00

Terms

Offering Type	:	Equity
Security Name	:	Class A Common Stock
Minimum Number of Shares Offered	:	1,333
Maximum Number of Shares Offered	:	146,668
Price per Share	:	$7.50
Pre-Money Valuation	:	$6,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

$105+ Invitation to private investor community on Discord

$1000+ A special thank you at the end of ThrillSeeker videos.

$2500+ Above perks + Video call with founder +2% bonus shares of Class A Common Stock

$5000+ Above perks + Invitation to TMG studio in Miami, FL. Travel and accommodation not included +5% bonus shares of Class A Common Stock

$10,000+ Above perks + 10% bonus shares of Class A Common Stock

All perks occur when offering is complete.

The 10% StartEngine Owners' Bonus

ThrillSeeker Media Group, Inc. will offer 10% additional bonus shares of Common Stock for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares of Common Stock which they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.50 / share, you will receive and own 110 shares of Common Stock for $750. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

This is probably one of the most exciting times to live. We are on the cutting edge of a technological revolution that will change the way we train doctors, play games, view entertainment, and connect on a human level. The technology enabling this revolution, Virtual Reality. The VR industry has become the fastest growing media market, outpacing gaming consoles, cinema, and streaming and is projected to continue its exponential growth to be a 50 plus billion dollar industry in the coming years. For the past two years, I have been building a successful platform on Youtube and Twitch as a recognized voice within the VR industry that helps consumers and businesses adopt VR into their day to day life, creating VR content that improves awareness of the capabilities of this technology while keeping the entire industry updated every week simultaneously getting hundreds of thousands of people in VR for the first time. With a community nearly half a million strong, we are ready to take the TMG platform to the next level to not only provide more VR entertainment that serves to get more people in VR but also push the boundaries of what this technology can offer creating events for millions of people to attend bringing music, film, and amazing virtual venues only possible within VR to a mass audience.

The TMG team has extensive knowledge and insight as to what it takes to build successful social platforms within the space, earning multiple awards such as the AIXR 2020 VR influencer of the year and HTC Vive's top 100 influencer, and amassing over 600 million unique impressions and nearly 60 million channel views. With this insight and experience we aim to build a full media and advertising influencer agency with some of the leading voices within the VR industry, connecting hardware manufacturers, advertisers, developers, content creators and the community in ways that haven't been done before benefiting the industry at large.

We have already built up a team consisting of some of the most knowledgeable industry insiders, event coordinators, and VR technological enthusiasts that specialize in events, influencer agencies and pertinent VR entertainment. An investment in Thrillseeker Media group is an investment in the future of entertainment on the forefront of Virtual Reality, augmented reality and extended reality. My goals are to secure the capital needed to build the go to media house for VR events, influencer marketing, and cutting edge entertainment, to be a part of the next technological revolution and have your stake in the coming metaverse, invest today at StartEngine.com/ThrillseekerMediaGroup.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:04 PM 08/17/2021
FILED 01:04 PM 08/17/2021
SR 20213000498 - File Number 6099684

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
THRILLSEEKER MEDIA GROUP, INC.

ThrillSeeker Media Group, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**").

DOES HEREBY CERTIFY:

1. That the name of this corporation is ThrillSeeker Media Group, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on July 21, 2021.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I

NAME

The name of this corporation is ThrillSeeker Media Group, Inc. (the "***Company***").

ARTICLE II

REGISTERED AGENT

The address of the registered office of the Company in the 16192 Coastal Highway, in the city of Lewes, County of Sussex, State of Delaware 19958 and the name of the registered agent of the corporation in the State of Delaware at such address is Harvard Business Services, Inc.

ARTICLE III

PURPOSE

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

AUTHORIZED STOCK

1. Authorized Shares. This Company is authorized to issue two classes of stock to be designated, respectively, "***Common Stock***" and "***Preferred Stock.***" The total number of shares of Common Stock authorized to be issued is 7,000,000 shares, $0.00001 par value per share, 5,000,000 of which are designated "***Class A Common Stock***",

2,000,000 of which are designated "*Class B Common Stock.*" The total number of shares of Preferred Stock authorized to be issued is 1,000,000 shares, $0.00001 par value per share.

2. **Preferred Stock**. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors (the "*Board*") is hereby expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by the Delaware General Corporation Law. The Board is also expressly authorized to increase or decrease the number of shares of any series of Preferred Stock subsequent to the issuance of shares of that series of Preferred Stock, but not below the number of shares of such series of Preferred Stock then outstanding. In case the number of shares of any series of Preferred Stock shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series of Preferred Stock. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

ARTICLE V

TERMS OF CLASSES AND SERIES

The rights, preferences, privileges, restrictions and other matters relating to the Common Stock are as follows:

1. **Definitions**. For purposes of this Article V, the following definitions apply:

1.1 "**Family Member**" shall mean with respect to any natural person who is a Qualified Stockholder, the spouse, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such Qualified Stockholder.

1.2 "**Final Conversion Date**" means the date fixed by the Board that is no more than 180 days following the date that no shares of Class B Common Stock are outstanding.

1.3 "**IPO Date**" means the first date that a class of the Company's shares have been listed for trading on the New York Stock Exchange, NASDAQ Global Select Market or NASDAQ Global Market or any successor markets or exchanges.

1.4 "**Qualified Stockholder**" shall mean (a) any registered holder of a share of Class B Common Stock and (b) any Permitted Transferee.

1.5 "**Permitted Entity**" shall mean with respect to a Qualified Stockholder (a) a Permitted Trust (as defined below) solely for the benefit of (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder, or (b) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder.

1.6 "**Transfer**" of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or

2

otherwise; provided, however, that the following shall not be considered a "Transfer" within the meaning of this Article V:

(a) the granting of a revocable proxy to officers or directors of the Company at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders;

(b) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (i) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (ii) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (iii) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; or

(c) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a "Transfer" unless such foreclosure or similar action qualifies as a "Permitted Transfer".

A "Transfer" shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by (i) an entity that is a Permitted Entity, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity or (ii) an entity that is a Qualified Stockholder, if there occurs a Transfer on a cumulative basis, from and after the IPO Date, of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than a Transfer to parties that are, as of the IPO Date, holders of voting securities of any such entity or Parent of such entity. "Parent" of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

1.7 **"Permitted Transfer"** shall mean, and be restricted to, any Transfer of a share of Class B Common Stock:

(a) by a Qualified Stockholder to (i) one or more Family Members of such Qualified Stockholder, or (ii) any Permitted Entity of such Qualified Stockholder;

(b) by a Permitted Entity of a Qualified Stockholder to (i) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or (ii) any other Permitted Entity of such Qualified Stockholder; or

(c) approved by the Board.

1.8 **"Permitted Transferee"** shall mean a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

1.9 **"Permitted Trust"** shall mean a bona fide trust where each trustee is (a) a Qualified Stockholder, (b) Family Member or (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments.

1.10 **"Voting Control"** shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

2. **Identical Rights**. Except as otherwise provided in this Amended and Restated Certificate of Incorporation ("*Restated Certificate*") or required by applicable law, shares of Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of the corporation but excluding voting as described in Section 3 below), share ratably and be identical in all respects as to all matters, including:

3

2.1 Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board. Any dividends paid to the holders of shares of Common Stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of Common Stock treated adversely, voting separately as a class.

2.2 The Company shall not declare or pay any dividend or make any other distribution to the holders of Common Stock payable in securities of the Company unless the same dividend or distribution with the same record date and payment date shall be declared and paid on all shares of Common Stock; provided, however, that (i) dividends or other distributions payable in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock may be declared and paid to the holders of Class A Common Stock without the same dividend or distribution being declared and paid to the holders of the Class B Common Stock if, and only if, a dividend payable in shares of Class B Common Stock or rights to acquire shares of Class B Common Stock are declared and paid to the holders of Class B Common Stock at the same rate and with the same record date and payment date; and (ii) dividends or other distributions payable in shares of Class B Common Stock or rights to acquire shares Class B Common Stock may be declared and paid to the holders of Class B Common Stock without the same dividend or distribution being declared and paid to the holders of the Class A Common Stock if, and only if, a dividend payable in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock are declared and paid to the holders of Class A Common Stock at the same rate and with the same record date and payment date; and provided, further, that nothing in the foregoing shall prevent the Company from declaring and paying dividends or other distributions payable in shares of one class of Common Stock or rights to acquire one class of Common Stock to holders of all classes of Common Stock.

2.3 If the Company in any manner subdivides or combines the outstanding shares of Class A Common Stock or Class B Common Stock, then the outstanding shares of all Common Stock will be subdivided or combined in the same proportion and manner.

3. **Voting Rights.**

3.1 Common Stock.

(a) Class A Common Stock. Except as required by law, the Class A Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter; provided, that, upon and following the Final Conversion Date, each holder of a share of Class A Common Stock shall be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

(b) Class B Common Stock. Each holder of shares of Class B Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken, or any written consent of stockholders is solicited.

3.2 General. Except as otherwise expressly provided herein or as required by law, the holders of Class A Common Stock and Class B Common Stock will vote together and not as separate series or classes.

3.3 Authorized Shares. The number of authorized shares of Common Stock or any class thereof may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority Class B Common Stock.

3.4 Election of Directors. Subject to any rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, prior to the Final Conversion Date the holders of Class B Common Stock shall be entitled to elect, remove and replace all directors of the Company, and following the Final Conversion Date, the holders of Common Stock, voting together as a single class, shall be entitled to elect, remove and replace all directors of the Company.

4

4. Liquidation Rights.

In the event of a Liquidation Event, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class; provided, however, that for the avoidance of doubt, consideration to be paid or received by a holder of Common Stock in connection with any Liquidation Event pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be "distribution to stockholders" for the purpose of this Section 4.

5. Conversion of the Class B Common Stock. The Class B Common Stock will automatically be converted into one fully paid and nonassessable share of Class A Common Stock, as follows:

5.1 on the affirmative election of such holder; or

5.2 on the occurrence of a Transfer of such share of Class A Common Stock, other than a Permitted Transfer.

On the occurrence of the conversion events specified in this Section 5, such conversion will occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company will not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable on such conversion unless the certificates evidencing such shares of Class B Common Stock, if any such certificates have been issued, are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. On the occurrence of such automatic conversion of the Class B Common Stock, the holders of Class B Common Stock so converted will surrender the certificates representing such shares at the office of the Company or any transfer agent for the Class A Common Stock. Thereupon, if requested by any holder of Class B Common Stock, there will be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Class A Common Stock into which the shares of Class B Common Stock surrendered were convertible on the date on which such automatic conversion occurred.

6. Reservation of Stock Issuable Upon Conversion. The Company will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock and if at any time the number of authorized but unissued shares of Class A Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as will be sufficient for such purpose.

7. Miscellaneous.

7.1 No Reissuance of Class B Common Stock. No share or shares of Class B Common Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Company shall be authorized to issue.

7.2 Preemptive Rights. No stockholder of the Company shall have a right to purchase shares of capital stock of the Company sold or issued by the Company except to the extent that such a right may from time to time be set forth in a written agreement between the Company and a stockholder.

ARTICLE VI

LIABILITY

1. To the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Section 1 of Article VI by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of, or increase the liability of any director of the Company with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

2. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which General Corporation Law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Section 2 of Article VI shall not (a) adversely affect any right or protection of any director, officer or other agent of the Company existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Company with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ARTICLE VII

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation, and regulation of the powers of the Company, of its directors, and of its stockholders, or any class thereof, as the case may be, it is further provided that:

1. The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors that shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Restated Certificate.

2. The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Restated Certificate. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Restated Certificate.

3. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

4. Any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, will be signed by the holders of outstanding stock of the Company having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock of the Company entitled to vote thereon were present and voted.

5. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Company may provide. The books of the Company may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Company.

6. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the

Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. This Section 6 of Article VII shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. If any provision or provisions of this Section 6 of Article VII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Section 6 of Article VII (including, without limitation, each portion of any sentence of this Section 6 of Article VII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this August 17, 2021.

/s/ Cody Alfar
Cody Alfar, CEO